

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Fidji Simo
Chief Executive Officer
Maplebear Inc.
50 Beale Street, Suite 600
San Francisco, CA 94105

> **Re: Maplebear Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 1, 2022**
> **CIK No. 0001579091**

Dear Ms. Simo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your response to comment 1. Please revise your disclosure in the prospectus summary and in the "Core Principles of Our Financial Model" section to clarify that monthly active orderers may overstate the number of unique individuals as one customer may register for, and use, multiple accounts, and that fluctuations in the number of monthly active orderers is not necessarily indicative of changes in the company's financial performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Financial Model
Core Principles of Our Financial Model, page 95

2.   We note your response to comment 6. Given your disclosure throughout that long-term growth of revenue and GTV depends on your ability to increase the adoption of Instacart+ memberships, which drives increased customer engagement, we continue to believe that you should disclose the percentage of your customers that are Instacart+ members and include such information for prior periods as well. Where you include such disclosure, you may also disclose how the changes in the percentage of customers that are Instacart+ members may not necessarily be indicative of overall trends, performance, or growth. Please also revise your disclosure to discuss the amount and percent of GTV from Instacart+ members for prior periods so investors can understand any trends in the impact of membership on the business.

3.   We note that the "average monthly orders per monthly active orderer" and the "average monthly GTV per monthly active orderer" charts on page 95 present period-over-period trends for annual cohorts. Please provide information regarding how you calculated the data provided in the charts and the inputs used for each year in the charts. In addition, please clarify if the data used to calculate "year 5" orders and GTV is only from the 2017 annual cohort, while "year 4" orders and GTV include information from both the 2017 and 2018 annual cohorts. Please tell us why you believe it is appropriate to group together cohorts in this manner when you do not have data for each cohort for all of the periods shown. Please also discuss whether and why you expect these trends to continue for the cohorts not included in the current calculations.

Key Business and Non-GAAP Metrics, page 100

4.   We note your revised disclosure on pages 104 and 120 in response to comment 23. Please revise to remove the adjustment "net reduction in revenue related to equity agreements with certain retailers" from Adjusted EBITDA. In this regard, it appears that your presentation substitutes individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

5.   We note your response to comment 24. Please expand footnote (3) on page 104 to describe the adjustment for "reserves for sales and other indirect taxes" and explain why this adjustment provides useful information to investors regarding your business operations.

Management
Role of the Board in Risk Oversight, page 171

6.   We note your amended disclosure in response to comment 29 and reissue in part. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks in connection with the company's service providers.

General

7.   Please revise to include a "Determination of Offering Price" section. Refer to Item 505 of Regulation S-K.

 You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jon Avina